Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED
2008 NOV -3 A 11:14

24 October 2008

[redacted]

08005691

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2779.

Yours truly,

PROCESSED
NOV 06 2008
THOMSON REUTERS

<u>Michael Scott</u>
General Manager Secretariat and Shareholder Relations

Enc.

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709
("The Company")
ANNUAL GENERAL MEETING
23 OCTOBER 2008

CHAIRMAN'S ADDRESS AND
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS

CHAIRMAN'S ADDRESS

This is the 14th Annual General Meeting of the Company, and my first as Chairman. I am delighted to have the opportunity now to address you. In particular, I would like to discuss some of the key issues that we have dealt with during the course of the previous year. Following my address, your Managing Director and Chief Executive Officer Elmer Funke Kupper will give a detailed account of the year's activities and provide an update of current trading conditions.

2008 review

On any view, last year was a challenging year for the company. We faced full indoor smoking bans in Victoria and New South Wales, higher gambling taxes on our gaming machines in Victoria, and the disruption to horse racing as a result of equine influenza.

Management worked through these issues effectively to deliver a creditable result. Normalised net profit after tax and before non-recurring items was $516.9 million, which was in line with the prior year and in accordance with market expectations. This operating result, achieved in the face of significant challenges, reflects the underlying strength of our businesses, and would not have been possible without the close working relationships that we have developed with our racing industry partners and our venue operators.

Our bottom line result, however, was impacted by three significant balance sheet adjustments:

- Firstly, a charge of $487.7 million against the value of the Victorian wagering and gaming licences. This reflected the Victorian Government's view that Tabcorp is not entitled to a licence fee payment, following its decision to change the future structure of gambling in Victoria. I will expand on this issue shortly.
- Secondly, a write down of $194 million in the carrying value of the company's wagering business, reflecting the challenges faced by this business in recent years and the changes that are taking place in the competitive environment, and
- Thirdly, a write off of $25.8 million after tax against assets that will be made redundant as part of the expansion of Star City Casino.

These non-cash adjustments translated to a reported net loss after tax of $164.9 million.

Taking into consideration the underlying performance of Tabcorp's casinos, wagering and gaming businesses, the Board decided to maintain annual dividends at 94 cents per share fully franked. The Board achieved this by paying an interim dividend of 47 cents and a special dividend of 47 cents. The 2008 dividend represents a payout ratio of 95% of normalised earnings.

In light of the deterioration in global financial markets we have witnessed in recent months it would be inappropriate to give a firm commitment on future dividends.

Tabcorp is well placed to weather the current financial storm, with both strong cash flows and a sound balance sheet.

Your Board will determine the first half dividend for the 2009 year at the end of the half, taking into account the performance of the company, the economic outlook for Australia, capital market conditions and the need to preserve the current financial strength of the company.

Victorian Government decision

Of particular importance to us was the Victorian Government's decision in April this year to change the state's gambling industry structure from 2012. The Victorian Government's decision means that Tabcorp will not hold a licence to operate gaming machines from mid 2012. We are of course disappointed with the decision, but recognise and accept that it was the Government's prerogative to change the industry structure.

In announcing that decision, the Victorian Government stated that it had formed the view that Tabcorp is not entitled to compensation under the Gambling Regulation Act 2003. This was a reference to Tabcorp's entitlement under the Act to an amount that related to the $597 million the company paid for the licences in 1994. Tabcorp estimates that it is entitled to a payment, and that this payment could exceed $597 million.

We strongly disagree with the Government's position on this issue. The obligation of the Victorian Government to make the payment to Tabcorp came into existence when it floated the company. The right to the payment is set out in legislation and has been acknowledged in various publicly available Government documents since 1994, including the annual state budget papers. Tabcorp believes the Government should honour its commitment to make the payment, which will be due in 2012.

Since its float, and on the basis of the Government's payment obligation, Tabcorp has recorded its licences as an intangible asset on its balance sheet at their original cost of $597 million, without amortisation.

Tabcorp intends to pursue all of its rights and to take all appropriate action in respect of the payment, and we are preparing our position at present. This is an issue which the Victorian Premier himself expects to end up in the Courts.

Since the Government's April announcement, legislation has been enacted in relation to wagering and keno post 2012, but not for gaming. We expect the arrangements for the new gaming structure will become clearer in the next six months.

Despite our disagreement with the Government's stated position the announcement has created uncertainty in respect of the payment. As a result, the company decided to write down the value of the licences on its balance sheet. This decision resulted in a one-off charge of $487.7 million against the company's 2008 earnings, and further annual amortisation charges of $26.5 million until the year 2012.

By taking these charges, the Company has dealt with the Government's announcement in its financial accounts. This leaves upside for shareholders in the event that a payment is received from the Government in the future.

Industry and community contributions

Tabcorp continues to have strong relationships with its industry stakeholders, including the racing industry and gaming venue operators.

It was very pleasing that we were able to maintain a strong level of funding for the racing industry, despite the outbreak of equine influenza. This is a real credit to all participants in the industry and Tabcorp's staff in the wagering division.

In 2008, Tabcorp was able to distribute a record $300.3 million to the Victorian racing industry, while $214.0 million was generated for the New South Wales racing industry.

In addition to that funding, during the past financial year Tabcorp contributed a record $1.3 billion in gambling taxes, $220 million in income taxes and $89.0 million to state community benefits funds. These funds are used to deliver many community facilities and services, such as roads, hospitals and health facilities.

Finally, Tabcorp voluntarily contributed approximately $2 million to community groups and activities by donating casino and hotel facilities and services, sponsoring local community partnerships and employee volunteering.

Increasing investment in our future

Let me now briefly look forward. Over the coming years, we will significantly increase the investment in our businesses to ensure that we deliver the most exciting gambling entertainment experiences to our customers.

In our casino business, we will invest $475 million in the redevelopment and expansion of Star City Casino, creating what we believe will be the best entertainment destination in Sydney. This investment follows a new agreement on exclusivity and product concessions with the New South Wales Government.

Our Wagering business is faced with significant changes in the regulatory and competitive environment. The internet has allowed new competitors to enter the traditional markets of New South Wales and Victoria without themselves being licensed in those states. And state governments have so far been unable or unwilling to stop them, thereby failing to preserve the exclusivity of the licences that were granted to the TABs.

We are responding to these changes to ensure that we can continue to be a leader in the Australian wagering market. Earlier this month Tabcorp opened a new bookmaking business in the Northern Territory, called Luxbet.com, allowing us to compete more effectively in the online wagering market.

We expect that the Victorian Government will soon commence the bidding process for the wagering licence post 2012. Tabcorp will carefully review the conditions that the Government will put in place to safeguard the exclusivity of any future licence. Our aim is to achieve a set of licence conditions that will allow us to put forward a positive and attractive bid. However, there is no point in bidding substantial sums for a licence that has weak protection mechanisms and is likely to be eroded over time.

Our gaming business has been impacted by the Victorian Government's decision to change the gaming industry structure. We will adjust our business plans to maximise the returns from this business over the next four years, and we are reviewing the opportunity to remain in this business as a service provider following 2012.

Our gaming division also looks after our Keno business. This is an attractive product that has potential for growth in the coming years. Tabcorp already operates Keno across more than 2,200 outlets in Queensland and New South Wales, and is currently expanding its distribution into New South Wales hotels. In Victoria, the Government will issue a single Keno licence from 2012.

Responsible gambling leadership

Of key importance to the long term success of our industry is maintaining our focus on responsible gambling. Tabcorp aims to deliver its products and services in a responsible manner, to maximise customer enjoyment and to minimise the risk of harm to individuals. Tabcorp's leadership position in this area continues to be recognised by the Dow Jones Sustainability Index, which in 2008 again named Tabcorp as the global leader in responsible gambling.

As Australia's leading gambling entertainment company, we are mindful that we need to work closely with our stakeholders to ensure the long term success and viability of the industry. Tens of thousands of Australians who are employed in the gambling industry are reliant on the industry being healthy and strong well into the future.

As we move forward, we are faced with increasing pressures from state and federal governments and anti-gambling groups. Increasingly, the focus is moving away from allowing people to make an informed and personal choice about gambling, to a determination to reduce the consumption of gambling generally.

It should be remembered that gambling is a legitimate pastime, and a form of entertainment enjoyed by millions of Australians every year. Research has shown that only a very small percentage of adults have a problem controlling their gambling behaviour, with the vast majority being fully in control of their participation and spending.

As a community we do not blame alcohol when people are caught drink driving; we do not blame mobile phones for people being unable to pay their telephone bills; we do not blame motor vehicles when drivers are caught exceeding the speed limit. We make sure people are well informed about the risks involved and hold the individuals accountable for the choices that they make.

Anti-gambling groups like to paint a picture of gamblers "losing" money when they play poker machines, yet we know that for many this is their choice of entertainment. We do not think that we "lose" money when we buy a meal in a restaurant, rent a video, go to the theatre or to the football - it forms part of our entertainment budget, and this is exactly how we should view money spent on poker machines or the horses.

Of course, this does not mean we should not be vigilant in the way we administer our products. We have to ensure that customers make an informed choice when they decide to gamble, and that we provide the best possible service to those who have difficulty controlling their spending. This requires a constant investment in research and education, as well as the availability of support and health services in the community.

Tabcorp remains committed to playing a key role in this process, working with governments and community groups. However, we strongly object to the notion that prohibition is the answer, as it assumes that Australians lack the capacity to make responsible decisions concerning their own behaviour. Such an assumption would be both patronising and paternalistic, and contrary to the strong principles of individualism that are at the heart of Australia. It would affect the millions who enjoy our products, harm the thousands who are employed in the industry and yet, in practice, do little for the small minority with gambling problems.

Board succession

Your Board has a structured succession plan in operation. It involves identifying suitable candidates with the appropriate skills and experience for appointment to the Board, and facilitating the orderly succession of Board members.

In accordance with that succession plan, there were a few changes to the composition of the Board over the past year.

At the Company's last Annual General Meeting in Sydney, Michael Robinson and Phil Satre retired.

The Board has appointed John O'Neill and Brett Paton as new Directors, and their elections will be considered later in this meeting. In addition, Jane Hemstritch will become a Director following the receipt of all necessary regulatory approvals. These appointments bring a new range of skills to the company, gained from a variety of industries covering entertainment, communications and technology and financial services.

Conclusion

On behalf of the Board, I would like to take this opportunity to thank all employees and industry partners for their ongoing hard work. Their commitment and tireless efforts helped us to weather a number of head winds, and allowed the company to deliver a solid operational result.

Ladies and gentlemen, I would now like to introduce our Managing Director and Chief Executive Officer, Mr Elmer Funke Kupper.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS

Thank you John, and good morning fellow shareholders.

Thank you for attending the company's 14th Annual General Meeting. This is my second meeting as your Managing Director and Chief Executive Officer. Over the next 20 minutes I will give you an overview of the performance of your company.

Group results

Tabcorp is Australia's leading gambling entertainment company, and is a market leader in casinos, wagering and gaming. Your company has achieved this position through a combination of organic growth and acquisitions, and by offering first class entertainment to millions of customers every year.

2008 was an important year for the company, both operationally and strategically.

The improvements we have made across the businesses over the last 12 months allowed us to deliver a solid operational result in a tough market. On a normalised basis and before non-recurring items, net profit after tax was $516.9 million. This was in line with the previous year and with the guidance we gave at the beginning of the year. This means that we were able to compensate for the impact of smoking bans, higher gaming taxes and equine influenza.

We delivered on most of the priorities that we set ourselves. We simplified the business, increased the focus on the operating divisions, reduced the size of head office and exited from our China Keno business.

There were two areas in particular that needed significant improvement. They were expense control and the performance of our wagering technology. We have demonstrated good progress in both areas.

Strategically, 2008 was a year of contrasts. On the positive side, we successfully reached a new casino licence agreement with the New South Wales Government, allowing us to significantly expand Star City casino in the coming years. This positive outcome was overshadowed by the Victorian Government decision to change the industry structure for gaming from 2012.

The Government had every right to change the industry structure and we accept the outcome. However, we disagree with the Government's position in relation to the licence payment obligation and, on behalf of all shareholders, we will vigorously pursue our entitlement to a payment.

We take the view that it is important to deal with material issues as they become evident. In 2008, we made three adjustments to our balance sheet that impacted on our reported earnings. As our Chairman pointed out earlier, we took a charge against the value of our Victorian gaming and wagering licences, wrote down the carrying value of our wagering business and wrote off a number of assets that will be made redundant as part of the expansion of Star City.

Since the three balance sheet adjustments were non-cash items, we based our dividend on the operational earnings of the company. Our earnings supported a full year dividend of 94 cents per share, including a special dividend of 47 cents. We understand that dividends are important to you and we are pleased that we were able to provide a healthy dividend return.

Our businesses

Our three operating divisions delivered good expense control. Expenses grew by 0.5% and this discipline assisted us in compensating for a tough revenue environment.

Revenue performance across the divisions was mixed, with normalised revenues up 0.9%.

I will now discuss the performance for each of the divisions, measured on a normalised basis and before non-recurring items.

Divisional performance

Our **Casinos division** delivered Earnings Before Interest and Tax (EBIT) of $368.8 million, down 4.5%. The casinos experienced tougher trading conditions in the second half, in addition to the impact of full indoor smoking bans in New South Wales. These factors impacted on revenues from electronic gaming machines and the main gaming floor, with revenues down on the previous year. At the premium end, an increase in revenues from the domestic private gaming rooms was assisted by above average win rates. Revenues from the International Rebate Business were lower as a result of fewer high spending players visiting the casinos.

Our **wagering division** had a difficult year but still managed to deliver EBIT growth of 4.2%. The wagering result was positive in light of the equine influenza outbreak. Racing turnover recovered gradually during the second half after racing resumed in December 2007. Sportsbetting continued to perform well, recording another year of strong revenue growth.

The equine influenza outbreak had a major impact on the Australian racing industry and was the biggest crisis to hit the racing industry in living memory. In New South Wales, thoroughbred and harness racing stopped for more than three months. Victoria continued to deliver a full racing program, which helped wagering across the nation to continue.

Tabcorp worked closely with its racing industry partners to minimise the financial impact of equine influenza on the industry. Our efforts were successful, with distributions to the racing industry in Victoria reaching a record $300.3 million, and distributions in New South Wales falling modestly to $214 million.

The **gaming division** delivered EBIT of $261.4 million, down 0.3%. The Gaming division lifted revenues by 4.8% despite the introduction of full indoor smoking bans in Victoria. Tabcorp's gaming market share in Victoria also continued to increase, averaging 52% in the second half. However, revenue growth did not translate into higher earnings as a result of the higher Gaming Machine Levy imposed by the Victorian Government.

Priorities and outlook

The focus in the last financial year was on operational performance. We had to fix the things that were broken and deliver an acceptable result. We have made good progress and will not lose the disciplines we built up over the last 12 months.

Our priorities for the next two to three years reflect a bigger agenda for the company:

- We will continue to improve our operational performance and control expenses
- We will increase our focus on customer service, our competitive position and market share
- We will step up capital investment in our existing businesses that position us for growth in the medium term, particularly in casinos, and
- We will prepare to respond to the Victorian Government's requirements for the post 2012 Wagering and Keno licences.

In each of these priorities we are now making progress across our divisions.

In **Casinos**, we are making substantial investments in our properties to offer our customers the best gambling entertainment experiences. In the 2008 year, we completed the refurbishment of our Private Gaming Room at Star City, which now offers a world class environment to our customers. In addition, we have now refurbished more than half of our 1,400 hotel rooms and improved our food and beverage offer.

As we move forward, we will increase our investment in casinos. The largest investment, totalling $475 million, will be made at Star City. This investment will turn the casino and hotel complex into the leading entertainment destination in Sydney.

As you can see, the artist impression of the proposed expansion highlights that the new Star will be an impressive building, and we believe it will become very much part of "brand Sydney". The project includes a new 5-star hotel, a reorientation of the property towards Sydney harbour, up to 30 restaurants and bars, a new retail galleria and an expansion of the main gaming floor. Construction is expected to start in early 2009 with all works completed in 2011.

In **Wagering**, we've launched a new internet and telephone business, called Luxbet.com. Luxbet opened for business four weeks ago and is our entry into the fast-growing Northern Territory corporate bookmaking market.

The Luxbet service fills a gap in our fixed-odds betting business and offers a full suite of fixed-odds racing and sports products. In addition, the business allows us to offer odds on novelty events such as elections and Big Brother, which we are currently not allowed to offer in Victoria and New South Wales. Tabcorp has entered this market with the support of its racing industry partners in Victoria and New South Wales and will comply with all product fees as set by the racing industry, ensuring that the industry shares in the growth of Tabcorp.

We are also investing in our traditional wagering business. Already Tabcorp is a global leader in wagering with a track record of being first to market with new products and new technology. In the last 12 months, we have improved 380 retail agencies and licensed venues, installed 350 new self service terminals and ordered a further 1,600 terminals for our retail network, launched Sky Racing Active and built a world leading platform for betting via mobile phones. In addition, Tabcorp is linking Australian racing to the world by importing international racing into Australia, exporting Australian racing to 16 countries and by pooling with countries such as New Zealand and South Africa. These investments aim to offer our customers the best possible products and services and should position the company well in a changing market environment.

The changes in the wagering market are material and pose a risk to our earnings and to racing industry funding in the coming years.

The traditional wagering model has worked very well over many years to fund the racing industry and make Australia one of the leading racing nations in the world. Australia today has the third largest racing industry in the world when measured in prize money, behind the USA and Japan and well ahead of the United Kingdom.

The totalisators are the main source of industry funding. In 2008, Tabcorp distributed more than $500 million to the racing industries in Victoria and New South Wales, despite the outbreak of equine influenza. Tabcorp's contribution in 2008 was almost 100 times the contribution of all corporate bookmakers combined. Clearly, a wagering model whereby the industry is funded by an exclusive totalisator licence is working well to create a large and successful industry.

However, there is now tangible evidence emerging around the country that this funding model is under threat.

Over the last few years, we have seen strong growth in the corporate bookmaking market. This growth has been fuelled by internet betting, and one of the main characteristics of the internet is that it is not bound by state borders. This means that a bookmaker in one state can offer its services to customers in another state.

As a result, bookmakers have settled in locations that have favourable tax regimes and where there are no, or minimal, payments to the racing industry. The main location where they have settled is Darwin.

By settling in the Northern Territory and by working over the internet, bookmakers can service customers anywhere in Australia and offer them better odds. In effect, they are 'free riding' on the back of the work done by the racing industries in the large states of Victoria, New South Wales and Queensland.

Tabcorp estimates that the Northern Territory bookmaking market will reach turnover of between $4 billion and $5 billion this year. A considerable part of this turnover comes from customers who live in Victoria, New South Wales and Queensland.

In recent times, Northern Territory bookmakers have been able to grow their business by offering 'tote odds' and tote products to customers, in direct competition with the traditional TAB.

Bookmakers do this by simply copying the odds offered by either Supertab, the New South Wales Tab or UniTab. In other words, rather than being different from the tote by offering a true bookmaking service, they now simply copy the tote prices and offer the same product. And they can do this without many of the taxes, industry fees or costs that come with running a totalisator business.

Bookmakers will argue that they simply use the tote price to set their prices, and that they are not actually running a tote. This is rather obvious but irrelevant: by copying the tote price they offer the customer an identical product. There is no difference in substance.

The implication from this practice is that the totalisator is no longer exclusive, since exclusivity can only be measured by looking at what the customer is offered. If it is the same – or better – then there is no exclusivity.

We should be clear that Tabcorp welcomes competition and believes that competition will motivate all participants to improve their offer to the customer. In that sense, we have no difference in philosophy with either bookmakers or the Government. However, Tabcorp also believes that deregulation should create a level playing field, allowing competitors to compete on the same basis, and that the conditions of its exclusive licence should be protected.

Tabcorp is not against deregulation in the online fixed odds betting market. However, we believe strongly that market deregulation should include two non-negotiable conditions:

- The first condition is the prohibition of tote odds betting by bookmakers, so that Tote exclusivity is maintained. This is critical for the funding of the racing industry. Unfortunately, to date there has been no move to prohibit tote odds betting. There is no doubt that continued lack of action will hurt the industry in the coming years.

- The second condition is the charging of adequate product fees to all wagering operators. New South Wales has recently introduced a new product fee regime that we believe is a step in the right direction.

The Victorian Government announced in April this year that it intends to maintain the current wagering market structure from 2012, with an exclusive parimutuel licence. Based on our experience over the last 15 years, we agree that this would be the best outcome for the licence holder, the racing industry and the state.

The question is how such an industry structure can be guaranteed to any of the potential bidders for a licence in light of the market developments that I have just described. Tabcorp's preference would be a structure with clearly enforceable licence conditions. That would allow us to put in a positive bid for a future licence. We will study the licence conditions carefully when they are made public as part of the relicensing process.

If individual states cannot control their wagering markets in future, then we may need to find a solution at federal level. Perhaps the federal government should assume responsibility for the regulation of wagering markets if the states are not able to implement effective regulations that apply across state borders.

Finally, **in Gaming**, we are rapidly expanding the distribution footprint of our Keno product. In the first quarter of this financial year, the number of distribution points grew by 226 venues. By mid next year, we expect that Keno will be available in more than 2,700 venues across New South Wales and Queensland.

Trading update

I would now like to briefly update you on our current trading performance.

As you are well aware, there is considerable uncertainty and volatility in the global economic environment which makes it difficult to make predictions about future performance. However, it is no secret that general trading conditions have become tougher.

The operational improvements we put in place during the 2008 financial year put us in a good position to weather the economic downturn. Tabcorp has both strong operating cash flows and a sound balance sheet.

In the first quarter of the financial year, our revenues grew by 4.9% and our variable contribution grew by 2.7%.

Casino revenues were flat. We expect that the trading conditions for our casinos will remain tough for the remainder of the year. Wagering revenues were up 11%, assisted by the recovery from equine influenza, which hit the racing industry in the previous year. Gaming revenues were up 4%.

If trading conditions do not change materially, we expect our normalised first half result to be modestly ahead of the previous year. This is after adjusting both years for the additional amortisation charge in relation to our Victorian wagering and gaming licences.

We will provide an update on trading conditions when we present our first half results in early February 2009.

Our people

Finally, I am proud of Tabcorp's 10,000 people who have delivered a positive performance during 2008. We called on them to improve our operations, control expenses and make up for the impact of equine influenza. They did all three. I am grateful for their hard work and look forward to working with them as we increase our focus on our customers and on growth.

Let me finish by thanking you again for joining us today and I hope to meet many of you after this meeting. I wish you and your families a great Spring Racing Carnival and an enjoyable festive season. I look forward to seeing you again at next year's AGM or in one of our great gaming venues. I will now hand you back to our chairman.

These addresses will be webcast live on Tabcorp's website at www.tabcorp.com.au from 10.00am and will be archived on the website for viewing later today.

File No. 82-3841

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

23 October 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

APPOINTMENT OF BRETT PATON AS DIRECTOR

Following the receipt of all necessary regulatory approvals, Mr Brett Paton has now been appointed as a non-executive Director of Tabcorp Holdings Limited.

Attached is the Appendix 3X – Initial Director's Interest Notice for Mr Paton.

For more information regarding Mr Paton's appointment, refer to Tabcorp's announcement dated 7 April 2008.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited (**Tabcorp**)
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brett Paton
Date of appointment	23 October 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

File No. 82-3841

RECEIVED 2008 NOV -3 A 11:14

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

23 October 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, the following results for the Annual General Meeting ("**AGM**") of Tabcorp Holdings Limited ("**the Company**") were recorded for each of the resolutions set out in the Notice of AGM dated 22 September 2008:

Item 2(a):	Re-election of Ms Paula Dwyer	– resolution passed on a show of hands
Item 2(b):	Election of Mr John O'Neill	– resolution passed on a show of hands
Item 2(c):	Election of Mrs Jane Hemstritch	– resolution withdrawn, because Mrs Hemstritch has not received all necessary regulatory approvals and has not been appointed by the Board as a Director prior to the AGM
Item 2(d):	Election of Mr Brett Paton	– resolution passed on a show of hands
Item 3:	Remuneration Report	– resolution passed on a show of hands
Item 4:	Grant of Performance Rights to Managing Director and Chief Executive Officer	– resolution passed on a show of hands

The total number of valid proxy votes received in respect of each item that was put to the AGM are shown on the page attached.

LINK MARKET SERVICES

TABCORP HOLDINGS LIMITED

RESULT OF GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Thursday, 23 October, 2008

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

		Manner in which the securityholder directed the proxy vote (as at proxy close):				Manner in which votes were cast in person or by proxy on a poll (where applicable)		
Resolution		Votes *For*	Votes *Against*	Votes *Discretionary*	Votes *Abstain*	*For*	*Against*	*Abstain* **
2A	RE-ELECTION OF MS PAULA DWYER	240,445,344	14,169,620	5,746,833	398,583	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
2B	ELECTION OF MR JOHN O'NEILL	246,220,040	8,276,504	5,779,659	484,177	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
2C	ELECTION OF MRS JANE HEMSTRITCH	Withdrawn	Withdrawn	Withdrawn	Withdrawn	Withdrawn	Withdrawn	Withdrawn
2D	ELECTION OF MR BRETT PATON	246,573,336	7,876,915	5,812,911	497,167	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
3	REMUNERATION REPORT (NON-BINDING ADVISORY VOTE)	239,300,498	14,269,180	5,912,178	1,278,524	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
4	GRANT OF PERFORMANCE RIGHTS TO MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER	236,807,206	17,644,621	5,570,325	738,228	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Elmer Funke Kupper
Date of last notice	29 February 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	77,600 Tabcorp ordinary shares held indirectly by spouse Joanne Lyethoe Funke Kupper. 19,400 ordinary shares issued pursuant to Tabcorp's Deferred Share Plan held directly. 236,126 Performance Options pursuant to Tabcorp's Long Term Performance Plan held directly. 115,000 Performance Rights pursuant to Tabcorp's Long Term Performance Plan held directly.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	77,600 Tabcorp ordinary shares held indirectly by spouse Joanne Lyethoe Funke Kupper.
Date of change	23 October 2008
No. of securities held prior to change	As detailed above
Class	As detailed above
Number acquired	281,425 Performance Rights

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	As described in the 2008 Notice of Annual General Meeting, the number of Performance Rights was determined based on the formula of $1.5 million, which is Mr Funke Kupper's annual long term incentive award, divided by $5.33, which is the fair market value of a Performance Right as at 15 September 2008.
No. of securities held after change	77,600 Tabcorp ordinary shares held indirectly by spouse Joanne Lyethoe Funke Kupper. 19,400 ordinary shares issued pursuant to Tabcorp's Deferred Share Plan held directly. 236,126 Performance Options pursuant to Tabcorp's Long Term Performance Plan held directly. 396,425 Performance Rights pursuant to Tabcorp's Long Term Performance Plan held directly.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	281,425 Performance Rights were granted under Tabcorp's Long Term Performance Plan following shareholder approval at the Annual General Meeting on 23 October 2008.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.


CHAMPAGNE
BAR

2008

Tabcorp Holdings Ltd
Annual General Meeting

Thursday 23 October 2008

Tabcorp
the bigger better game

File No. 82-3841


CHAMPAGNE
BAR

2008

Tabcorp Holdings Ltd
Annual General Meeting

John Story
Chairman

Thursday 23 October 2008

Tabcorp
the bigger better game

2008 review

- NPAT of $516.9 million (normalised and before non-recurring items)
  - In line with guidance
  - Mitigated impact of Equine Influenza
- Three significant balance sheet adjustments:
  - Charge against value of Victorian Wagering and Gaming licences
  - Impairment of Wagering goodwill
  - Write off redundant Star City assets
- Reported net loss of $164.6 million
- Maintained annual dividend at 94 cents, fully franked

Dividend maintained


EPS, normalised and pre NRI
92.5
99.7
102.1
98.2
98.5
FY04
FY05
FY06
FY07
FY08


Dividends per share
71
81
89
94
94
FY04
FY05
FY06
FY07
FY08

Victorian Government announcement April 2008

- New gambling industry structure in Victoria from 2012
- Gaming structure to move from two operator model to venue model
- Government formed view that Tabcorp is not entitled to licence refund
- Tabcorp intends to pursue its rights
- Licence value to be fully written down by 2012, providing upside if a payment can be secured

Contributions to industry and community

- Income generated for racing industry:
  - $300.3 million for Victoria
  - $214.0 million for New South Wales
- Gambling taxes $1.3 billion
- Contributed $89.0 million to state community benefit funds
- Additional $2.0 million in other community support contributions

camp quality
laughter is the best medicine.

Expansion initiatives

Casinos



- Significant expansion and redevelopment of Star City
- $475m investment, completion 2011

Wagering

LUXBET.COM

- New Northern Territory bookmaking business
- Continued investment in existing tote business

Gaming

KENO

- Keno expansion into NSW hotels
- More than 2,700 venues by end 2009

Responsible gambling

- Tabcorp is committed to delivering its products responsibly
- Rated world leader by Dow Jones Sustainability Index

Dow Jones Sustainability Indexes
Member 2008/09


CHAMPAGNE
BAR

2008

Tabcorp Holdings Ltd
Annual General Meeting

Thursday 23 October 2008

Tabcorp
the bigger better game



CHAMPAGNE
BAR

2008

Tabcorp Holdings Ltd
Annual General Meeting

Elmer Funke Kupper
Managing Director and
Chief Executive Officer

Thursday 23 October 2008

Tabcorp
the bigger better game

2008 financial results

$m	Actual FY08	Change on pcp	Normalised FY08	Change on pcp
Operating revenue	3,957.0	3.1%	3,915.6	0.9%
Net operating expenses	(1,014.0)	0.5%	(1,014.0)	0.5%
NPAT	542.9	11.4%	516.9	0.3%
Victorian licence	(487.7)			
Wagering goodwill	(194.0)			
Star City expansion	(25.8)			
Reported NPAT	(164.6)			

2008 highlights

Casinos

EBIT $368.8m, ▼4.5%

- Smoking bans at Star City
- Tougher 2H trading conditions
- Positive win rates

Wagering

EBIT $264.4m, ▲4.2%

- Strong performance despite Equine Influenza
- Solid Sportsbetting result
- Increased competition from Northern Territory bookmakers

Gaming

EBIT $261.4m, ▼0.3%

- Revenues up 4.8% despite indoor smoking bans
- Continued market share growth
- EGM levy increase

2009 priorities

Continue to improve operational performance

Increase focus on service, competitive position and market share

Step up capital investment in our existing businesses

Prepare to respond to 2012 licence requirements in Victoria

Casinos: $475 million Star City expansion


STAR

Wagering: Luxbet.com



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Wagering: investment in totalisator business

- Critical for funding of racing industry
- First to market with new products and technology
- Focus on international racing and pooling
- Continued investment:
  - Completed 380 retail improvements
  - Ordered 1,600 self service terminals
  - Launched Sky Racing Active
  - Launched mobile phone betting


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Gaming: Keno expansion

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QLD	FY08
Venues	1,018
Tickets (m)	44.2

NSW	FY08
Venues	1,183
Tickets (m)	41.3

2012 licence decision

Trading update

- Well positioned to weather economic slowdown
- Strong operating cash flows and sound balance sheet
- First quarter revenues up 4.9%, variable contribution up 2.7%
- First half NPAT expected to be modestly ahead of previous year (after additional licence amortisation)










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CHAMPAGNE
BAR
TAB

2008

Tabcorp Holdings Ltd
Annual General Meeting

Thursday 23 October 2008

END

Tabcorp
the bigger better game